UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K
ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

{X}	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2006, the One-Day Period Ended December 31, 2005 and
fiscal year ended December 30, 2005

OR

{ }	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _________ to 5313 __________.

Commission file number 333-21011

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
FIRSTENERGY CORP. SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTENERGY CORP.
76 SOUTH MAIN STREET
AKRON, OH 44308

FirstEnergy Corp. Savings Plan
Report on Audits of Financial Statements and
Supplementary Information for the Year Ended December 31, 2006,
the One-Day Period Ended December 31, 2005, and
the Year Ended December 30, 2005

FirstEnergy Corp. Savings Plan
Index of Financial Statements

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits as of
December 31, 2006 and 2005 and December 30, 2005	2

Statements of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2006, the One-Day Period Ended December 31, 2005, and the Year Ended December 30, 2005	3

Notes to Financial Statements	4-14

Supplemental Schedules:
Schedule H, line 4i – Schedule of Assets (Held at End of Year)	15
Schedule H, line 4j – Schedule of Reportable Transactions	16

All other schedules of additional financial information are omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm

To the Participants and Savings Plan Committee of the
FirstEnergy Corp. Savings Plan
Akron, Ohio

We have audited the accompanying statements of net assets available for benefits of FirstEnergy Corp. Savings Plan as of December 31, 2006 and 2005 and December 30, 2005 and the related statements of changes in net assets available for benefits for the periods then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of FirstEnergy Corp. Savings Plan as of December 31, 2006 and 2005 and December 30, 2005 and the changes in its net assets available for benefits for the periods then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at year end) and schedule of reportable transactions as of and for the year ending December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BOBER, MARKEY, FEDOROVICH & COMPANY

June 28, 2007

 FirstEnergy Corp. Savings Plan

 Statements of Net Assets Available for Benefits
 As of December 31, 2006 and 2005 and December 30, 2005

	December 31,	December 31,	December 30,
Assets	2006	2005	2005

Investments, at fair value	$2,367,851,293	$2,120,127,142	$2,120,127,142
Wrapper contracts, at fair value	3,136,671	7,364,596	7,364,596

Receivables:
Accrued interest and dividends	2,624,297	2,269,551	2,269,551
Employer contributions	5,341,165	2,385,835	2,385,835
Due from brokers for securities sold	781,874	594,807	594,807
Total receivables	8,747,336	5,250,193	5,250,193
Total assets	2,379,735,300	2,132,741,931	2,132,741,931

Liabilities

Administrative expenses payable	429,711	302,241	302,241
Due to broker for securities purchased	107,000	-	-
Accrued interest – ESOP loan	2,175,387	483,419	483,419
ESOP loan payable	36,240,623	65,920,831	65,920,831
Total liabilities	38,952,721	66,706,491	66,706,491

Net assets available for benefits, at fair value	2,340,782,579	2,066,035,440	2,066,035,440

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	3,829,163	3,323,844	3,323,844

Net assets available for benefits	$2,344,611,742	$2,069,359,284	$2,069,359,284

        The accompanying notes are an integral part of these financial statements.

 FirstEnergy Corp. Savings Plan

 Statements of Changes in Net Assets Available for Benefits
 For the Year Ended December 31, 2006, the One-Day Period Ended December 31, 2005 and
 the Year Ended December 30, 2005

	Year	One-Day Period	Year
	Ended	Ended	Ended
	December 31, 2006	December 31, 2005	December 30, 2005

Additions:
Contributions
Employee	$91,344,430	$-	$79,770,727
Employer	8,550,115	-	4,920,459
Total contributions	99,894,545	-	84,691,186

Investment income:
Interest and dividends	88,479,092	-	78,003,083
Net appreciation in fair value
of investments (Note 5)	102,174,160	-	-
Net appreciation in fair value
of master trust assets (Note 5)	121,544,513	-	140,255,139

Total investment income	312,197,765	-	218,258,222

Total additions	412,092,310	-	302,949,408

Deductions:
Distributions to Participants	(133,007,006)	-	(113,432,180)
ESOP interest	(2,175,387)	-	(5,554,249)
Fees	(1,657,459)	-	(1,671,317)
Total deductions	(136,839,852)	-	(120,657,746)

Increase in net assets available for benefits	275,252,458	-	182,291,662

Net assets available for benefits, beginning of period	2,069,359,284	2,069,359,284	1,887,067,622

Net assets available for benefits, end of period	$2,344,611,742	$2,069,359,284	$2,069,359,284

        The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2006, the One-Day Period Ended December 31, 2005 and December 30, 2005

1.	Description of the Plan

The FirstEnergy Corp. Savings Plan (the Plan) provides eligible employees of FirstEnergy Corp. (FirstEnergy) and its subsidiaries, collectively referred to as the Companies, a mechanism through which they can save and invest part of their income on a tax deferred basis at regular intervals. Additionally, the Companies currently match employee contributions with shares of FirstEnergy common stock (see Note 7) held in the Employee Stock Ownership Plan (ESOP) except for most of the former GPU union participants that are currently matched in cash. However, according to the Plan, the Companies can alternatively make all contributions in cash. Employees may invest their contributions in other investment options (the Funds) and all contributions made to employees' accounts are fully and immediately vested in the Plan. The purpose of the Plan is to encourage employees to adopt a regular savings program and to provide additional security for retirement. The following is a brief description of the Plan and is provided for general information purposes only. Employees should refer to the Plan documents for more complete information.

The Plan is a qualified profit-sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and provides for salary reduction contributions under Section 401(k) of the Code. In general, plans established pursuant to Section 401(k) of the Code permit eligible employees to defer current federal and, subject to applicable laws, state and local income taxes on the portion of their current compensation represented by the amount of the salary reduction elected. The amounts, as elected by the employees, are contributed to the Plan by the Companies through payroll deductions.

The Plan is subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA), but not Title IV as it is an individual account plan. Title I establishes reporting and disclosure requirements, minimum standards for participation, vesting and benefit accrual, prohibitions governing the conduct of fiduciaries and provides that ERISA pre-empts other federal, state and local statutes relating to employee benefits. The protective benefits of Title IV which relate to insuring pension benefits by the Pension Benefit Guaranty Corporation are not applicable to individual account plans.

Every FirstEnergy employee is eligible to become a participant in the Plan, herein referred to as an employee or Participant, immediately at commencement of employment.

Employees may participate in one or more of the Funds through deferral of compensation. The choice of investments (except the Companies' matching contributions in the form of FirstEnergy common stock) is the responsibility of the individual employee. Transfers between funds are the responsibility of the employee and may be made on a daily basis.

The Plan was amended in 2005 to change the Plan Year (Fiscal Year) to the twelve months ending December 31. As a result, there was a one-day short Plan Year ended December 31, 2005.

Securities in the ESOP Account
The ESOP purchased a total of 10,654,114 shares of Ohio Edison (OE) common stock from November 1990 to December 1991 for the purpose of funding the Companies' matching contribution to the Plan. On November 8, 1997, pursuant to the merger of OE and Centerior Energy Corporation (the Merger) that created FirstEnergy, shares of OE common stock were converted into shares of FirstEnergy common stock on a one-for-one basis.

The Plan borrowed $200 million, referred to herein as the ESOP Loan, at a rate of 10% from OE to fund the purchase of the stock. In October 2005, the ESOP Loan was refinanced at a rate of 4.4%. The Plan recognized and capitalized interest expense of $5,070,830 on the original ESOP loan obligation for the period December 31, 2004 through October 31, 2005. The ESOP Loan is collateralized by the unallocated FirstEnergy common stock acquired with the proceeds of the ESOP Loan. The ESOP Loan is expected to be repaid by December 2008; principal payments of $16,480,208 are due each December 31 through 2008. Interest payments on the loan are made annually. Additionally, principal payments may be made sooner if additional shares of FirstEnergy common stock are needed for distributions to Participants. As of December 31, 2006, the ESOP Loan balance was $36,240,623 and $65,920,831 as of December 31, 2005 and December 30, 2005.

        The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2006, the One-Day Period Ended December 31, 2005 and December 30, 2005

ESOP Allocation
As principal and interest payments are made on the ESOP Loan, shares of FirstEnergy common stock are released from the ESOP Unallocated Fund to the ESOP Allocated Fund where they are made available for contribution to Participants’ accounts. In December 2006, a principal payment of $13,200,000 was made, which released 295,384 shares.  In January 2007, an interest payment of $2,175,387 was made, which released 48,680 shares and a principal payment of $3,280,208 was made, which released 73,403 shares. The interest payment is recorded as a payable as of December 31, 2006. In January 2006, an interest payment of $483,419 was made which released 10,818 shares. The interest payment is recorded as a payable as of December 31, 2005 and December 30, 2005.  In January 2006, a principal payment of $16,480,208 was made, which released 368,788 shares.

The Companies’ matching contribution to each Participant's account is computed the Thursday following the end of each pay period based on the Companies' matching contribution percentages (see Note 7) and on the quoted market price of FirstEnergy common stock when contributed. During 2006, there were 861,116 ESOP shares and during 2005 there were 891,398 ESOP shares contributed to Participants’ accounts. In 2006 and 2005, 198,635 ESOP shares and 239,269 ESOP shares, respectively, were realized related to the reinvestment of dividends on the ESOP shares.

As of December 31, 2006, there were 908,339 shares and as of December 31, 2005 and December 30, 2005 there were 1,583,329 shares held in the ESOP Unallocated Fund at market values of $54,772,841 and $77,567,288, respectively, and 5,549,044 and 6,897,455 shares, respectively, held in the ESOP Allocated Fund at market values of $334,607,370 and $337,906,316. The market value of the ESOP common stock is measured by the quoted market price.

PAYSOP
A component of the Plan consists of a qualified payroll-based tax credit employee stock ownership plan (PAYSOP) under Section 401(a) and Section 501(a) of the Code.

Under the Economic Recovery Tax Act of 1981, effective January 1, 1983, tax credits were based upon eligible employee compensation. The regulation permitted the Companies to contribute to the fund a maximum of one-half of one percent of the aggregate compensation of eligible employees and claim a tax credit on its consolidated federal income tax return equal to this amount. The amounts allocated to eligible employees were based upon the proportion of their wages and salaries (to a maximum of $100,000) to the wages and salaries of total employees for the year. The Tax Reform Act of 1986 eliminated the PAYSOP tax credit with respect to compensation earned in 1987 or later years. As a result, the Companies have not contributed to the PAYSOP since the 1986 contribution other than for the reimbursement of PAYSOP administrative expenses.

On November 8, 1997, pursuant to the Merger, shares of OE common stock held in the PAYSOP were converted into shares of FirstEnergy common stock on a one-for-one basis.

Prior to February 11, 2002, dividends were paid annually to Participants in the PAYSOP. The market value of the common stock in the PAYSOP is measured by the quoted market price. As of February 11, 2002, dividends are payable quarterly to Participants and Participants have the option to reinvest dividends back into the PAYSOP Fund. The market value of the PAYSOP Fund was $5,331,696 as of December 31, 2006 and $4,551,642 as of December 31, 2005 and December 30, 2005.

2.	Summary of Accounting Policies

The financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid.

Investment income consists of interest and dividend income. The net appreciation (depreciation) in the fair value of investments consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments. Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported based on historical cost.

The fair value of the Funds are measured at the market value per share determined by the investment manager except for funds A, B, L and N. See Note 4 for the methodology used to determine fair value for each of these funds.

        The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2006, the One-Day Period Ended December 31, 2005 and December 30, 2005

As of December 31, 2006, the Plan adopted FASB Statement of Position (FSP) AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.” The FSP requires the Statement of Net Assets Available for Benefits to present the fair value of the Plan’s investments, as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The FSP notes that contract value is the relevant measurement because contract value is the amount participants would receive if they were to initiate permitted transactions under the Plan. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP has been applied retroactively to the prior periods presented in the Statements of Net Assets Available for Benefits.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and accompanying notes. Actual results may differ from these estimates.

Expenses for the administration of the Plan are paid for by the Plan unless otherwise paid for by the Companies.

Certain prior period amounts have been reclassified to conform with the current year presentation.

3.	Plan Termination

Although the Companies have not expressed any intent to do so, the Companies reserve the right to discontinue or terminate the Plan at any time. If the Plan should be terminated, in whole or in part, Participants will be entitled to withdraw the full value of their accounts, to the extent allowed by law.

4.	Descriptions of Funds

The following are brief descriptions of the Funds available to Participants as of December 31, 2006 and 2005 and December 30, 2005:

Fund A – Company Common Stock Fund
This Fund consists entirely of shares of FirstEnergy common stock. The Fund provides an opportunity for employees to increase their common ownership stake in FirstEnergy. The objective for this Fund is the growth of capital through both appreciation and dividend income. The Fund also holds the Companies' pre-ESOP matching contribution in FirstEnergy common stock. The common stock is purchased by the Trustee on the open market. The fair value of the common stock is measured by the quoted market price.

Fund B – Capital Preservation Fund
This Fund consists of guaranteed fixed income contracts issued by insurance companies and banks, collateralized mortgage obligations, and short-term money market instruments. These contracts guarantee interest for a fixed period and the principal amount of all investments. See Note 10 for determination of the fair value of the fund.

Fund C – S&P 500 Index Fund
This Fund is a common/collective trust investing in the S&P 500 stocks. The objective of this Fund is the growth of capital through both appreciation and dividend income.

Fund D – Allegiant Small Cap Value Fund
This Fund invests primarily in securities of well-financed small cap companies at a substantial discount to what the manager believes are takeover values. The manager is
Allegiant Asset Management Company, a wholly-owned indirect subsidiary of National City Corporation, and the mutual fund name is Allegiant Multi-Factor Small Cap Value. The objective of the Fund is to match or exceed the returns of the Russell 2000 Value Index over time.

Fund E – Large Cap Value Fund
The Fund seeks long-term capital appreciation and income by focusing on domestic large company equities that are selling at modest prices to earnings multiples. Shares are usually held for the long-term. Only extreme valuations or major changes to a company’s fundamentals will trigger a sale. The portfolio manager is Davis Selected Advisors, L.P. and the mutual fund name is Selected American Fund. The performance objective is to match or exceed the S&P/Barra Large Cap Value Index over time.

        The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2006, the One-Day Period Ended December 31, 2005 and December 30, 2005

Fund F – Mid Cap Value Fund
The Fund seeks long-term capital appreciation by investing in mid-sized companies that are less closely monitored by the investment community as evidenced by low institutional ownership and analyst coverage. The goal is to find well-managed companies that have sustainable growth prospects but that are selling at prices below their private market value. The manager believes that these factors may cause shares to be undervalued. The manager may sell a stock when its price no longer compares favorably with the company’s private market value. The portfolio manager is Lord Abbett Management and the mutual fund name is Lord Abbett Mid Cap Value Fund.

Fund G – Mid Cap Growth Fund
The Fund seeks long-term capital appreciation by investing in mid cap companies that are leaders in attractive growth markets and in securities of higher risk accelerating growth companies. These securities are driven by product cycles, favorable sector conditions or other company specific factors expected to produce rapid sales and earnings growth. The Fund’s investments are usually bought and sold relatively frequently. The portfolio manager is Artisan Capital and the mutual fund name is Artisan Mid-Cap Fund.

Fund H – Small Cap Growth Fund
The Fund seeks long term capital appreciation by investing in small companies that are positioned for above-average growth in revenues, earnings or assets. Both qualitative and quantitative analysis is used to evaluate companies for distinct and sustainable competitive advantages, which are likely to lead to growth in earnings and share price. The portfolio manager is Franklin Advisers, Inc. The mutual fund name is Franklin Small Cap Growth II Fund.

Fund I – Bond Fund
The Fund seeks to maximize total return consistent with the preservation of capital by investing at least 65% of its assets in a diversified portfolio of intermediate term fixed income investments of varying maturities. The Fund invests primarily in investment grade debt but may invest up to 10% of its assets in high yield securities rated B or higher. The Fund may invest up to 20% of assets in securities denominated in foreign currencies. The portfolio manager is PIMCO and the mutual fund name is PIMCO Total Return Fund.

Fund J – Self Managed Fund
Participants may invest in a self-managed brokerage account available through State Street Brokerage Services, Inc. Options include mutual funds along with any security that is listed on the New York Stock Exchange, American Stock Exchange and NASDAQ.

Fund K – EuroPacific Growth Fund
This Fund is an actively managed portfolio of foreign common stocks managed by Capital Research & Management Co. The objective of the Fund is the growth of capital through appreciation.

Fund L – Loan Fund
The Plan allows Participants to borrow from their before-tax, after-tax and rollover accounts for certain approved purposes. When loans are made, they are recorded as interfund transfers. The repayments of principal and interest are credited to the Participants' account balances within the respective funds. The employee repays the loan and all related interest through payroll deductions.

Participants may borrow up to 50 percent of their total account balance or 100 percent of their before-tax account, whichever is less. The interest rate charged is based on the prime rate plus 1 percent at the date of entry into the loan, and range from 5.0% to 10.8%. Participants may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid within 6 and 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended to 30 years. The maximum loan amount is $50,000.

        The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2006, the One-Day Period Ended December 31, 2005 and December 30, 2005

.
            Fund M – Allegiant Large Cap Equity Growth Fund
         This is an actively managed Fund specializing in large capitalization growth-oriented stock issues managed by Allegiant Asset Management Company, a wholly-owned indirect subsidiary of National City Corporation. The objective of the Fund is the growth of capital through appreciation.

Fund N – DQE Frozen Stock Fund
This Fund consists entirely of shares of Duquesne Light Holdings, Inc. (DQE) common stock. These investments were transferred from the former Beaver Valley Power Station 401(k) Plan. The fair value of the common stock is measured by the quoted market price. The Fund is frozen to contributions from Participants and allows withdrawals by Participants in accordance with the Plan document.

Fund O – Fidelity Puritan Fund
This Fund seeks capital appreciation by investing in a combination of equities and fixed income vehicles. Approximately 60% of assets are invested in stocks and 40% in bonds and other debt securities. The fair value of this Fund is measured by the quoted market price.

Fund P – Conservative Growth Lifestyle Fund
This Fund seeks capital appreciation by investing in a combination of equities and fixed income vehicles and is appropriate for the participant with a lower risk tolerance. The fair value of this Fund is measured by the quoted market price.

Fund Q – Moderate Growth Lifestyle Fund
This Fund seeks capital appreciation by investing in a combination of equities and fixed income vehicles and is appropriate for the participant with moderate risk tolerance. The fair value of this Fund is measured by the quoted market price.

Fund R – Aggressive Growth Lifestyle Fund
This Fund seeks capital appreciation by investing in a combination of equities and fixed income vehicles and is appropriate for the participant with a high level of risk tolerance. The fair value of this Fund is measured by the quoted market price.

5.	Investments

The Plan’s investments are maintained in investment funds and shares of common stock of FirstEnergy and DQE, as described in Note 4.

The amount shown herein as the investment in the FirstEnergy Corp. Savings Plan Master Trust (the Trust) as of December 31, 2005 and December 30, 2005 reflected the fair value of the assets held in such Trust and the Plan’s relative interest in the Trust. The Plan’s participation was measured at its value at the beginning of the valuation period plus net external cash flow (contributions, distributions, etc.) experienced by the Plan during the valuation period. Investment income, net realized gain (loss) on investments and net unrealized appreciation (depreciation) of investments were allocated to each participating plan based upon its accumulated monthly balance for each investment option.

The investments reflected in the December 31, 2005 and December 30, 2005 Statement of Net Assets Available for Benefits represented the Plan’s 98.2% share of total investments held in the Trust.

        The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2006, the One-Day Period Ended December 31, 2005 and December 30, 2005

The total fair value of net assets held in the FirstEnergy Corp. Savings Plan Master Trust is summarized as follows:

	December 31,	December 30,
	2005	2005

Cash and cash equivalents	$18,959,293	$18,959,293
FirstEnergy common stock	588,127,289	588,127,289
Capital preservation investments	426,905,475	426,905,475
Domestic equity stocks	650,212,187	650,212,187
International equity stocks	112,357,809	112,357,809
Other equities	47,808,521	47,808,521
Balanced	219,879,774	219,879,774
Bonds	64,388,994	64,388,994
Participant loans	36,483,635	36,483,635
Interest receivable	2,269,551	2,269,551
Employer contribution receivable	2,385,835	2,385,835
Pending sale transactions	594,807	594,807
ESOP liability	(65,920,831)	(65,920,831)
Accrued interest	(483,419)	(483,419)
Accrued fees	(302,241)	(302,241)
Total investments at fair value	$2,103,666,679	$2,103,666,679

On March 9, 2006, FirstEnergy sold 60% of its ownership in MYR, at which time the employees of MYR became ineligible to participate in the Master Trust. In June 2006, Plan assets specific to the MYR employees of approximately $42 million were transferred out of the Plan to the trustee of the buyer.  Upon completion of the asset transfer, the FirstEnergy Corp. Savings Plan Master Trust ceased to exist as all remaining assets belong to the Plan.

The following presents fair value of investments in the Plan as of December 31, 2006:

Cash and cash equivalents	$9,648,913
FirstEnergy common stock	584,057,256
Capital preservation investments	466,219,609
Domestic equity stocks	726,852,797
International equity stocks	168,953,758
Other equities	57,022,439
Balanced	257,681,484
Bonds	63,774,935
Participant loans	36,776,773
Total investments at fair value	$2,370,987,964

        The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2006, the One-Day Period Ended December 31, 2005 and December 30, 2005

The net investment income as follows:

		Master Trust
	July 1 Through	For the Six	One Day Period End
	December 31,	Months Ended	December 31,	December 30,
	2006	June 30, 2006	2005	2005

Dividends and interest income	$88,479,092	$25,234,021	$-	$79,434,439
Net appreciation (depreciation) in fair value of investments:
Bonds	1,118,878	(1,917,454)	-	(1,064,803)
Domestic stocks	36,355,280	14,854,675	-	10,480,384
International stocks	8,256,228	7,488,944	-	13,156,392
Balanced funds	10,154,005	3,852,252	-	4,352,895
FirstEnergy common stock	46,289,769	73,257,430	-	113,945,326
Net appreciation	102,174,160	97,535,847	-	140,870,194

Less: Appreciation related to MYR assets	-	(1,225,355)	-	(2,046,411)
Net investment income	$190,653,252	$121,544,513	$-	$218,258,222

   The following presents the fair value of investments that represent 5% or more of the Plan’s net assets as of December 31, 2006 and 2005 and December 30, 2005:

	December 31,	December 31,	December 30,
	2006	2005*	2005*

FirstEnergy Common Stock	$584,057,256	$588,127,289	$588,127,289

Capital Preservation Fund**	468,176,773	428,587,947	428,587,947

S&P 500 Index Fund	335,710,526	301,483,522	301,483,522

EuroPacific Growth Fund	168,953,758	112,357,809	112,357,809

Moderate Growth Lifestyle Fund	129,157,141	120,395,021	120,395,021

Allegiant Large Cap Equity Growth Fund	-	94,166,949	94,166,949

* Amounts invested as of December 31, 2005 and December 30, 2005, respectively, in Master Trust.

** Includes Conservative Growth Lifestyle Fund's investment in the Capital Preservation Fund as of December 31, 2006
and 2005 and December 30, 2005 of $8,877,173, $7,262,010 and $7,262,010, respectively.

        The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2006, the One-Day Period Ended December 31, 2005 and December 30, 2005

6.	Non-Participant Directed Investments

Net assets available for benefits and changes in net assets available for benefits relating to non-participant directed investments of the Plan as of December 31, 2006 and 2005 and December 30, 2005 and for the periods then ended are as follows:

	December 31,	December 31,	December 30,
	2006	2005	2005

Assets:
FirstEnergy common stock*	$361,838,052	$370,589,240	$370,589,240

Net assets available for benefits	$361,838,052	$370,589,240	$370,589,240

Changes in net assets available for benefits:
Employer contributions	$5,341,165	$-	$2,385,835
Interest and dividends	13,475,686	-	14,685,285
Net appreciation in fair value
of investments	82,565,993	-	82,800,375
Distributions to Participants	(21,312,136)	-	(12,477,779)
Intra-fund transfers, net	(85,404,101)	-	(1,234,709)
Loan transfer, net	(1,232,200)	-	-
ESOP interest expense/Fees	(2,185,594)	-	(5,554,249)

Increase (decrease) in net assets available for benefits	$(8,751,187)	$-	$80,604,758

                                * Net of ESOP loan of $36.2 million, $65.9 million and $65.9 million, respectively.

7.	Contributions

    Employer Contributions
The Companies pay a matching contribution of 50% on the first 6% of compensation contributed by an employee, except for certain former GPU unions. Certain former GPU union participants receive a match on the first 4% of eligible contributions. In addition, the Companies may designate a number of performance objectives and contribute for each objective achieved to a maximum of $0.35 for 2006, on each $1.00 of the first 6% of compensation contributed by an employee. In 2007, the maximum company matching contribution upon meeting designated performance objectives was increased to $0.40 on each $1.00 of the first 6% of compensation contributed by the participants. The maximum matching contribution will be increased to $0.50 in 2008. However, certain former GPU union participants receive no bonus match. The Companies' contributions are always invested in FirstEnergy common stock, except for those former GPU union participants that are currently matched in cash.

The Companies' contributions have been pre-funded by the FirstEnergy common stock held by the ESOP Unallocated Fund. These shares of FirstEnergy common stock earn dividend income and are subject to unrealized appreciation and depreciation as the market value of the FirstEnergy common stock fluctuates. The dividend income serves to pay the ESOP Loan and related interest, which results in the release of shares to the ESOP Allocated Fund as the Companies' matching contribution. To the extent dividend income is not sufficient to pay the ESOP Loan and interest, the Companies will contribute cash, which is reflected as employer contributions in the Statements of Changes in Net Assets Available for Benefits. Effective February 11, 2002, Participants who are at least 55 years of age with ten years in the ESOP are provided the ability to diversify a portion of their company matching portfolio. The first participants to elect this option became eligible in 2002.

Effective January 1, 2006, the diversification rules were modified.  All company match, including bonus match, credit to participant accounts as of December 31, 2005 could be diversified.  Any subsequent company match had to be held for two years before it was eligible to be diversified.  The Pension Protection Act of 2006 required the Plan to be amended to provide that all company match be immediately eligible for diversification effective January 1, 2007.

        The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2006, the One-Day Period Ended December 31, 2005 and December 30, 2005

Employee Contributions
Employees can invest between 1% and 75% (21% for employees represented by IBEW Local 777 and IBEW System Council U-3, 22% for employees represented by UWUA Local 180) of their salary in the Plan. Employee contributions may be made on a before-tax and/or after-tax basis. Under the before-tax option, deposits are deducted from current taxable income but are taxable when they are withdrawn from the Plan. The Economic Growth and Tax Relief Reconciliation Act of 2001 limited the maximum annual before-tax contribution to $15,000 for 2006 and $14,000 for 2005. Participants who are at least 50 years of age can elect to defer an additional $5,000 annually in 2006 and $4,000 annually in 2005. Prior to age 59-1/2, an active employee may withdraw before-tax deposits only under certain hardship conditions as defined in the Plan document.

8.	Tax Considerations

The Plan is exempt from federal, state and local income taxes. The Plan obtained its latest favorable determination letter on March 24, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a Participant's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to employee withdrawals from the Plan prior to death, disability, attainment of age 59-1/2, or under certain other limited circumstances.

In the case of withdrawal by a Participant employed by the Companies prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the Participant's after-tax contributions, is taxable at ordinary income tax rates. The value of FirstEnergy’s common stock withdrawn is considered to be its fair value on the date it is withdrawn.

In the case of a distribution that qualifies as a lump-sum distribution upon a Participant's termination of employment with the Companies or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the Participant's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FirstEnergy common stock distributed in-kind or in cash shall be valued at fair value on the date it is withdrawn.

9.	Party-In-Interest Transactions

Certain plan investments are shares of mutual funds managed by State Street Investments. State Street Bank and Trust Company, a related company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

10.      Guaranteed Investment Contracts

The Plan has an interest in fully benefit-responsive guaranteed investment contracts and synthetic guaranteed investment contracts (collectively, GICs) as part of the Capital Preservation Fund, which is part of the State Street Bank & Trust Company Stable Fixed Income Fund for Employee Benefit Trusts, a common collective trust. As FSP AAG INV-1 and SOP 94-4-1, described in Note 2, provides, the investment contracts are generally measured at contract value rather than fair value, to the extent they are fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants transact with their investment in the Fund at contract value as determined by the insurers and banks. No valuation reserve in relation to the contract value is deemed necessary.

The fair value of the traditional GICs included in the Fund is calculated using the discounted cash flows method using the interpolated swap rate applicable for each cash flow’s pay date. The fair value of the synthetic GICs represents the total fair value of the underlying assets plus the wrap value, which is calculated by using the discounted cash flows of the difference between the current wrap fee in dollars and the market indication wrap fee in dollars.

        The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2006, the One-Day Period Ended December 31, 2005 and December 30, 2005

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include, closings (location, subsidiary, division), layoffs, Plan termination, bankruptcy or reorganization, corporate merger, early retirement incentive program, or similar events. The Plan Administrator does not believe the occurrence of any such event that would limit the Plan’s ability to transact at contract value is probable. The GICs do not permit the issuers to terminate the contracts at an amount other than contract value.

The average yield of the contracts was 4.92% for the year ended 2006 and 4.62% for the year ended December 30, 2005. The crediting interest rate as of December 31, 2006 was 5.00% and was 4.71% as of December 31, 2005 and December 30, 2005.  There are fixed crediting interest rates and variable crediting interest rates that reset on a monthly or quarterly basis. The investment contracts have a zero minimum credit rating.

11.      Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits and investment income  per the financial statements to Form 5500:

December 31,
2006

Net assets available for benefits per the financial statements	$2,344,611,742
Adjustment from fair value to contract value for fully-benefit
responsive investment contracts	(3,829,163)
Net assets available for benefits per Form 5500	$2,340,782,579

Total investment income per financial statements	$312,197,765
Adjustment from fair value to contract value for fully-benefit
responsive investment contracts	(3,829,163)
Investment income per Form 5500	$308,368,602

12.      New Accounting Pronouncement

SFAS 157 – “Fair Value Measurements”

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," that establishes how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under accounting principles generally accepted in the United States. This Statement addresses the need for increased consistency and comparability in fair value measurements and for expanded disclosures about fair value measurements. The key changes to current practice are: (1) the definition of fair value which focuses on an exit price rather than entry price; (2) the methods used to measure fair value such as emphasis that fair value is a market-based measurement, not an entity-specific measurement, as well as the inclusion of an adjustment for risk, restrictions and credit standing; and (3) the expanded disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. The Plan is currently evaluating the impact of this Statement on its financial statements.

        The accompanying notes are an integral part of these financial statements.

 FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 31, 2006, the One-Day Period Ended December 31, 2005 and December 30, 2005

13.         Subsequent Events

Effective May 1, 2007, the Plan was amended to increase the automatic enrollment of newly-hired, eligible employees of the Companies from 2% to 3% with a graduated increase up to 6% over time when no election is made by the Participant.  This amendment did not apply to most of the former GPU union participants whose automatic enrollment remained at 2%.  Additionally, the Plan was changed to permit non-spousal beneficiaries to rollover their account to another qualified plan without penalty.  This change covering non-spousal beneficiary rollovers was effective May 1, 2007; however, it has not been included as a Plan amendment.

During 2006, the Plan underwent an audit by the Department of Labor (DOL).  FirstEnergy was notified on April 30, 2007 that the DOL believed FirstEnergy had engaged in a prohibited transaction relating to certain provisions of the 2005 ESOP loan refinancing and, additionally, had not properly allocated shares released from the ESOP Unallocated Fund to Participants during the period 2002 through 2004.  FirstEnergy does not believe the DOL assertions to be correct and submitted their response on June 8, 2007.  At this time, it is not possible to estimate any potential liability arising from these assertions as the DOL has not yet issued a final determination.

        The accompanying notes are an integral part of these financial statements.

FIRSTENERGY CORP. SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006
#34-1843785 Plan 002

(a)	(b)	(c)	(d)	(e)
		Description of investment,
		including matruity date,
	Identity of issue, borrower,	rate of interest, collateral,		Current
	lessor or similar party	par or maturity value	Cost	Value

*	State Street STIF	Money Market Fund	**	$9,648,911

*	FirstEnergy Common Stock	FirstEnergy Common Stock	**	584,057,256

*	S&P 500 Index Fund	S&P 500 Stocks	**	335,710,526

	Fidelity Puritan	Balanced Fund	**	64,088,352

*	Conservative Growth Lifestyle Fund	Blend of stocks, fixed income	**	29,461,889

*	Moderate Growth Lifestyle Fund	Blend of stocks, fixed income	**	129,157,141

*	Aggressive Growth Lifestyle Fund	Blend of stocks, fixed income	**	43,778,966

	Selected American Fund	Large Cap Value Stocks	**	65,326,027

	Lord Abbett Mid Cap Value	Mid Cap Value Stocks	**	75,698,976

	Artisan Mid Cap Fund	Mid Cap Growth Stocks	**	37,301,601

	Allegiant Small Cap Value	Small Cap Value Stocks	**	92,929,508

	Franklin Small Cap Fund II	Small Cap Growth Stocks	**	28,112,937

	PIMCO Total Return Fund	Bonds	**	63,774,935

	EuroPacific Growth Fund	International Stocks	**	168,953,758

	Allegiant Equity Growth Fund	Large Cap Growth	**	88,227,397

	Self Managed Fund	Equities, Fixed Income	**	57,022,439

*	Capital Preservation Fund	GICs, Collateralized Mortgage Obligations	**	457,414,745

*	Duquesne Stock Fund	Duquesne Company Stock	**	3,545,827

	Loan Fund	Loans receivable with repayment
		interest from 5.0% to 10.8%	$-	36,776,773

		Totals		$2,370,987,964

* Parties-in-interest

** Information is not required pursuant to Form 5500 instructions

FirstEnergy Corp. Savings Plan
Schedule H, line 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
For the year ended December 31, 2006
#34-1843785 Plan 002

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Current Value
Identity of					Expense		of Asset
Party		Purchase	Sales	Lease	Incurred with	Cost of	at Transaction	Net Gain
Involved	Description of Asset	Price	Price	Rental	Transaction	Asset	Date	(Loss)

*	FirstEnergy Common Stock	$127,550,986	$-	N/A	$-	$-	$127,550,986	N/A
290 Purchases

*	FirstEnergy Common Stock
	337 Sales	-	144,590,245	N/A	47,487	105,508,892	144,590,245	$39,033,866

* Parties-in-interest

EXHIBIT INDEX

FIRSTENERGY CORP. SAVINGS PLAN

Exhibit
Number

23         Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTENERGY CORP.
SAVINGS PLAN

Dated: June 29, 2007

By	/s/ Ralph W. Smith
Ralph W. Smith
Chairperson
Savings Plan Committee